UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)   *

Oaktree Capital Group, LLC
(Name of Issuer)
Class A Units
(Title of Class of Securities)
674001201
(Cusip Number)
December 31, 2013
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 18 Pages
Exhibit Index Found on Page 17

13G
CUSIP No. 674001201

1	NAMES OF REPORTING PERSONS Farallon Capital Partners, L.P.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**    The reporting persons making this filing hold an aggregate of 925,000 Units, which is 2.4% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 925,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 925,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 925,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 18 Pages

13G
CUSIP No. 674001201

1	NAMES OF REPORTING PERSONS Farallon Partners, L.L.C.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**    The reporting persons making this filing hold an aggregate of 925,000 Units, which is 2.4% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 925,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 925,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 925,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 3 of 18 Pages

13G
CUSIP No. 674001201

1	NAMES OF REPORTING PERSONS Richard B. Fried
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**    The reporting persons making this filing hold an aggregate of 925,000 Units, which is 2.4% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 925,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 925,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 925,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 4 of 18 Pages

13G
CUSIP No. 674001201

1	NAMES OF REPORTING PERSONS Daniel J. Hirsch
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**    The reporting persons making this filing hold an aggregate of 925,000 Units, which is 2.4% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 925,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 925,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 925,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 5 of 18 Pages

13G
CUSIP No. 674001201

1	NAMES OF REPORTING PERSONS Monica R. Landry
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**    The reporting persons making this filing hold an aggregate of 925,000 Units, which is 2.4% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by her on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 925,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 925,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 925,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 18 Pages

13G
CUSIP No. 674001201

1	NAMES OF REPORTING PERSONS Michael G. Linn
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**    The reporting persons making this filing hold an aggregate of 925,000 Units, which is 2.4% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 925,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 925,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 925,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 7 of 18 Pages

13G
CUSIP No. 674001201

1	NAMES OF REPORTING PERSONS Rajiv A. Patel
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**    The reporting persons making this filing hold an aggregate of 925,000 Units, which is 2.4% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 925,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 925,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 925,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 8 of 18 Pages

13G
CUSIP No. 674001201

1	NAMES OF REPORTING PERSONS Thomas G. Roberts, Jr.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**    The reporting persons making this filing hold an aggregate of 925,000 Units, which is 2.4% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 925,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 925,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 925,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 9 of 18 Pages

13G
CUSIP No. 674001201

1	NAMES OF REPORTING PERSONS Andrew J. M. Spokes
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**    The reporting persons making this filing hold an aggregate of 925,000 Units, which is 2.4% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 925,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 925,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 925,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 10 of 18 Pages

13G
CUSIP No. 674001201

1	NAMES OF REPORTING PERSONS John R. Warren
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**    The reporting persons making this filing hold an aggregate of 925,000 Units, which is 2.4% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 925,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 925,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 925,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 11 of 18 Pages

13G
CUSIP No. 674001201

1	NAMES OF REPORTING PERSONS Mark C. Wehrly
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**    The reporting persons making this filing hold an aggregate of 925,000 Units, which is 2.4% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 925,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 925,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 925,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 12 of 18 Pages

This Amendment No. 1 to Schedule 13G amends and restates in its entirety the Schedule 13G initially filed on February 13, 2013 (together with all prior and current amendments thereto, this “Schedule 13G”).

Item 1. Issuer

(a)           Name of Issuer:

Oaktree Capital Group, LLC (the “Company”)

(b)           Address of Issuer’s Principal Executive Offices:

333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

Item 2. Identity and Background

Title of Class of Securities and CUSIP Number (Items 2(d) and (e))

This statement relates to the Class A Units (the “Units”) of the Company.  The CUSIP number of the Units is 674001201.

Name of Persons Filing, Address of Principal Business Office and Citizenship (Items 2(a), (b) and (c))

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

The Farallon Fund

(i)	Farallon Capital Partners, L.P., a California limited partnership (the “Farallon Fund”), with respect to the Units held by it.

The Farallon General Partner

(ii)
Farallon Partners, L.L.C., a Delaware limited liability company (the “Farallon General Partner”), which is the general partner of the Farallon Fund, with respect to the Units held by the Farallon Fund.

The Farallon Managing Members

(iii)
The following persons, each of whom is a managing member of the Farallon General Partner, with respect to the Units held by the Farallon Fund: Richard B. Fried (“Fried”), Daniel J. Hirsch (“Hirsch”), Monica R. Landry (“Landry”), Michael G. Linn (“Linn”), Rajiv A. Patel (“Patel”), Thomas G. Roberts, Jr. (“Roberts”), Andrew J. M. Spokes (“Spokes”), John R. Warren (“Warren”) and Mark C. Wehrly (“Wehrly”).

Page 13 of 18 Pages

Fried, Hirsch, Landry, Linn, Patel, Roberts, Spokes, Warren and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.”

The citizenship of the Farallon Fund, the Management Company and the Farallon General Partner is set forth above. Each of the Farallon Individual Reporting Persons, other than Spokes, is a citizen of the United States. Spokes is a citizen of the United Kingdom.  The address of the principal business office of each of the Reporting Persons is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111.

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is an Entity Specified in (a) - (k):

Not applicable.

Item 4. Ownership

The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

    The Units reported hereby for the Farallon Fund are owned directly by the Farallon Fund. The Farallon General Partner, as general partner of the Farallon Fund, may be deemed to be a beneficial owner of all such Units owned by the Farallon Fund. The Farallon Individual Reporting Persons, as managing members of the Farallon General Partner with the power to exercise investment discretion, may each be deemed to be a beneficial owner of all such Units owned by the Farallon Fund. Each of the Farallon General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Units.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be a beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Page 14 of 18 Pages

The Reporting Persons are filing this Schedule 13G pursuant to Section 240.13d-1(c).  Consistent with Item 2 of the cover page for each Reporting Person above, the Reporting Persons neither disclaim nor affirm the existence of a group among them.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 15 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 13, 2014

/s/ Monica R. Landry_________________________
FARALLON PARTNERS, L.L.C.,
On its own behalf and
As the General Partner of
FARALLON CAPITAL PARTNERS, L.P.
  By Monica R. Landry, Managing Member

/s/ Monica R. Landry_________________________
Monica R. Landry, individually and as attorney-in-fact for each of Richard B. Fried, Daniel J. Hirsch, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly

The Powers of Attorney executed by each of Fried, Hirsch, Linn, Patel, Roberts, Spokes, Warren and Wehrly authorizing Landry to sign and file this Schedule 13G on his or her behalf, which was filed with the Schedule 13G filed with the SEC on February 14, 2013 by such Reporting Persons with respect to the Common Stock of Sycamore Networks, Inc., is hereby incorporated by reference.

Page 16 of 18 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Page 17 of 18 Pages

EXHIBIT 1
to
SCHEDULE 13G

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  January 13, 2014

/s/ Monica R. Landry_________________________
FARALLON PARTNERS, L.L.C.,
On its own behalf and
As the General Partner of
FARALLON CAPITAL PARTNERS, L.P.,
By Monica R. Landry, Managing Member

/s/ Monica R. Landry_________________________
Monica R. Landry, individually and as attorney-in-fact for each of Richard B. Fried, Daniel J. Hirsch, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly

Page 18 of 18 Pages